EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated December 9, 2005, with respect to the consolidated financial statements of Calumet Lubricants Co., Limited Partnership, our report dated September 2, 2005 with respect to the schedule of Calumet Lubricants Co., Limited Partnership, our report dated September 27, 2005, with respect to the consolidated financial statements of Bareco Products, our report dated October 1, 2005, with respect to the balance sheet of Calumet GP, LLC and our report dated October 1, 2005, with respect to the balance sheet of Calumet Specialty Products Partners, L.P., in Amendment No. 2 to the Registration Statement (Form S-1) and related Prospectus of Calumet Specialty Products Partners, L.P.
/s/ Ernst & Young LLP
Indianapolis, Indiana
December 19, 2005